# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Seadrill Ltd, CIK 0001737706
CUSIP: G7997W102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: PARK PLACE, 55 PAR-LA-VILLE ROAD, HAMILTON, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-001447
Filed by CIK 0001074034

## Reporting persons
- CANYON CAPITAL ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 1,261,779; shared voting power 0; sole dispositive power 1,261,779; shared dispositive power 0; aggregate amount beneficially owned 1,261,779 (2.02% of the class)
- Joshua S. Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,261,779; sole dispositive power 0; shared dispositive power 1,261,779; aggregate amount beneficially owned 1,261,779 (2.02% of the class)
- Mitchell R. Julis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,261,779; sole dispositive power 0; shared dispositive power 1,261,779; aggregate amount beneficially owned 1,261,779 (2.02% of the class)

## Item 1. Issuer
Name of issuer: Seadrill Ltd
Address of issuer's principal executive offices:
PARK PLACE, 55 PAR-LA-VILLE ROAD, HAMILTON, BERMUDA
HM 11

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed on behalf of the following persons*:

Canyon Capital Advisors LLC ("CCA")
Joshua S. Friedman
Mitchell R. Julis

CCA is the investment advisor, direct or indirect, to the following persons:
(i) The Canyon Value Realization Master Fund (Cayman), L.P. ("CVRF")
(ii) Canyon Balanced Master Fund, Ltd. ("CBEF")
(iii) Canyon Distressed Opportunity Master Fund III, L.P. ("CDOFIII")
(iv) Canyon NZ-DOF Investing, L.P. ("NZ-TRADING")
(v) Canyon-EDOF (Master) L.P. ("EDOF")
(vi) Canyon Distressed TX L.P. ("CTX")
(vii) Canyon Distressed TX (B) LLC ("CTXB")

* Attached as Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.
Address of principal business office or, if none, residence:
The principal business office of the persons comprising the group filing this Schedule 13G is located at
2728 North Harwood Street, 2nd Floor
Dallas, TX 75201
Citizenship:
Canyon Capital Advisors LLC - Delaware
Joshua S. Friedman - United States
Mitchell R. Julis - United States

CVRF: a Cayman Islands exempted limited partnership
CBEF: a Cayman Islands corporation
CDOFIII: a Cayman Islands exempted limited partnership
NZ-TRADING: a Delaware limited partnership
EDOF: a Cayman Islands exempted limited partnership
CTX: a Delaware limited partnership
CTXB: a Delaware limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,261,779
Percent of class: 2.02
Sole power to vote or to direct the vote: 1,261,779
Shared power to vote or to direct the vote: 1,261,779
Sole power to dispose or to direct the disposition: 1,261,779
Shared power to dispose or to direct the disposition: 1,261,779

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT A

AGREEMENT REGARDING JOINT FILING

The undersigned hereby agree and consent to the joint filing on their behalf of this amendment to Schedule 13G in connection with their beneficial ownership of the common stock of Seadrill Limited.
Dated: May 15, 2026

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company

By: /s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

JOSHUA S. FRIEDMAN
/s/ Joshua S. Friedman

MITCHELL R. JULIS
/s/ Mitchell R. Julis

## Signatures
- CANYON CAPITAL ADVISORS LLC: /S/ Doug Anderson, Chief Compliance Officer (05/15/2026)
- Joshua S. Friedman: /s/ Joshua S. Friedman, Self (05/15/2026)
- Mitchell R. Julis: /s/ Mitchell R. Julis, Self (05/15/2026)